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                            June 26, 2020

       Kenneth Tapp
       Chief Executive Officer
       MjLink.com, Inc.
       3465 Gaylord Court, Suite A509
       Englewood, CO 80113

                                                        Re: MjLink.com, Inc.
                                                            Amendment No. 3 to
Offering Statement on Form 1-A
                                                            Filed June 16, 2020
                                                            File No. 024-11154

       Dear Mr. Tapp:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 5, 2020 letter.

       Amendment No. 3 to Offering Circular

       Cover Page

   1. Remove the statement that MjLink is currently a subsidiary of Social Life Network, Inc.
                                                        and disclose, if true,
that MjLink is majority owned and controlled by Kenneth Tapp,
                                                        MjLink's Chief
Executive Officer and Chairman, through LVC Consulting, LLC. Make corresponding changes
to the same statement under "Company History Overview" on
                                                        page 3. Similarly,
remove references to Social Life Network, Inc. currently being
                                                        MjLink's parent
company, such as on pages 51 and 53.
 Kenneth Tapp
FirstName  LastNameKenneth Tapp
MjLink.com,  Inc.
Comapany
June       NameMjLink.com, Inc.
     26, 2020
June 26,
Page 2 2020 Page 2
FirstName LastName
Risk Factors
"We have authorized 25,000,000 Preferred Shares...", page 18

2. We note your response to prior comment 7 and reissue part of the comment. Please advise how you could issue undesignated preferred shares under Delaware law. Director Compensation, page 50

3. In footnote 3 to the table on page 51, clarify that Kenneth Tapp has more than 50% voting control over Social Life Network, Inc.
Certain Relationships and Related Party Transaction, page 52

4. You indicate on page 53 that you issued 4,470,682 Class A common shares on May 9,
         2020 to your officers, directors and affiliates. On page 54, you disclose that you issued 10,068,087 Preferred Shares on May 13, 2020 to various persons and entities. As appropriate, please provide the information required by Item 13 of
Part II of Form 1-A for
         these transactions.
Security Ownership of Management & Certain Security Holders, page 53

5. In response to prior comment 7, you state that your board of directors approved the filing of a Certificate of Rights and Preferences to the Preferred Shares with the State of
         Delaware, providing that each Preferred Share may be converted on a 1 to 3 basis and will have a cumulative annual dividend of 6%. Since the Preferred Shares will be voting securities, revise your beneficial ownership tables on pages 51 and 53 to provide the beneficial ownership of the Preferred Shares. In addition, since the Preferred Shares will have more than one vote, provide a final column to each table that discloses the percentage of total voting control held by each listed person. Refer to Item 12 of Part II of
         Form 1-A.
Note 1 - Organization and Description of Business
Financial Statement Presentation, page F-7

6. Please revise or remove the disclosure that references interim disclosures since the financial statements presented are for annual periods. Your disclosure inappropriately references that all the GAAP disclosures are not included and that adjustments to interim periods have been made and to condensed financial statements. Further, you state, "the year-end condensed balance sheet data as of December 31, 2018, were derived from audited financial statements" while those statements are presented. In addition, your note
         2 basis of presentation includes references that would only apply to an interim presentation of financial statements.
7. Please revise to include a Subsequent Event footnote disclosures that complies with ASC
         855-10-50-1. Such disclosure would include the issuance of preferred stock including a description of its terms and rights.
 Kenneth Tapp
MjLink.com, Inc.
June 26, 2020
Page 3
General

8. Please revise Item 6 of Part 1 of Form 1-A to provide the required information on the May
      9, 2020 issuance of Class A common shares and May 13, 2020 issuance of Preferred
      Shares.
       You may contact Amanda Kim, Staff Accountant, at (202) 551- 3241 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                          Sincerely,
FirstName LastNameKenneth Tapp
                                                          Division of
Corporation Finance
Comapany NameMjLink.com, Inc.
                                                          Office of Technology
June 26, 2020 Page 3
cc:       Frederick M. Lehrer
FirstName LastName